

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2015

Ron Sargent
Chairman and Chief Executive Officer
Staples, Inc.
Five Hundred Staples Drive
Framingham, Massachusetts 01702

Roland Smith
Chairman and Chief Executive Officer
Office Depot, Inc.
6600 North Military Trail
Boca Raton, Florida 33496

> **Re:** **Staples, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 20, 2015**
> **File No. 333-202909**
>
> **Office Depot, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 20, 2015**
> **File No. 001-10948**

Dear Messrs. Sargent and Smith:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to Staples, Inc.'s registration statement, please respond to this letter by amending the registration statement and providing the requested information. With respect to Office Depot, Inc.'s Preliminary Proxy Statement, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and your preliminary proxy statement and the information you provide in response to these comments, we may have additional comments.

<u>Staples, Inc.'s Registration Statement on Form S-4</u>

<u>Proposal 1: Adoption of the Merger Agreement</u>

<u>Background of the Merger, page 44</u>

1. Please revise your disclosure to describe whether there were any pre-existing relationships between Staples and Office Depot, including a discussion of any material business conducted between the two companies.

2. Please revise your disclosure to briefly describe the "potential strategic alternatives" considered by the Office Depot board during its August 1, 2014 and August 26, 2014 meetings.

3. You refer to "certain financial analyses" on pages 45-50 that were shared by PJSC. Please elaborate upon these references to summarize the content of the information that was provided to the Office Depot board.

4. We note that at a meeting on September 9, 2014, the Staples board authorized Staples' CEO to contact Office Depot's CEO to express interest in having a discussion to explore the possibility of a business combination of Staples and Office Depot. Please revise your disclosure to describe the Staples board's considerations in arriving at that decision, and why they decided to authorize such a communication at that time.

5. We note your disclosure on page 58 that Office Depot had not received any inquiries concerning alternative transactions and that the Office Depot board of directors believed that the benefits of soliciting interest from other potential parties were outweighed by a number of risks. Please disclose when the Office Depot' board of directors considered, but decided against, soliciting bids from parties other than Staples, and elaborate upon those discussions.

6. Please disclose any discussions relating to the significant indebtedness that will be assumed by Staples and the financing arrangements necessary to complete the merger, including the specific consideration given to such debt and financing in connection with the merger.

<u>Office Depot, Inc.'s Preliminary Proxy Statement on Schedule 14A</u>

7. The comments above also apply to Office Depot's Preliminary Proxy Statement. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Act of 1933, all applicable Securities Act rules, the Securities Exchange Act of 1934 and/or all applicable

Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our comments regarding the Preliminary Proxy Statement, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jacqueline Kaufman, Staff Attorney, at 202-551-3797, or me at 202-551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Mark G. Borden, Esq.
       Jay E. Bothwick, Esq.
       Wilmer Cutler Pickering Hale and Dorr LLP

       Mario A. Ponce, Esq.
       Simpson Thacher & Bartlett LLP